Haoxi Health Technology Limited

June 13, 2024

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Robert Shapiro
Doug Jones
Nicholas Nalbantian
Erin Jaskot

Re:	Haoxi Health Technology Limited
Registration Statement on Form F-1, as amended
Initially Filed on June 13, 2024
File No. 333-280174

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Haoxi Health Technology Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on June 17, 2024, or as soon thereafter as practicable.

Very truly yours,

Haoxi Health Technology Limited

By:	/s/ Fan Zhen
	Name:	Fan Zhen
	Title:	Chief Executive Officer, Director